Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 20, 2015

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Merger Corp.

Amendment No. 7 to Registration Statement on Form S-1

Filed March 13, 2015

File No. 333-197330

Dear Mr. Mancuso:

On behalf of Harmony Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 19, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 8 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 7 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Private Placements, page 2

1.	Given your added disclosure that the underwriter or its designees are participating in the unregistered transaction, please tell us why the penultimate sentence of the third paragraph of this section, and similar disclosure elsewhere in your prospectus, continues to refer only to your initial stockholders.

We have revised the disclosure on pages 3, 38 and 76 of the Registration Statement to reflect that the above-referenced language also refers to the underwriter or its designees as requested.

Securities and Exchange Commission

March 20, 2015

Principal Stockholders, page 74

2.	Please expand the disclosure in footnote (9) on page 75 to identify the members of the investment committee.

We have revised footnote 9 on page 75 of the Registration Statement as requested.

3.	Refer to the first paragraph after the footnotes on page 75. Please identify the four stockholders who have indicated an interest in purchasing over 40% of the offered shares. From your revised disclosure, it should be clear the extent to which those who have indicated interest are within your director and officer group, and the extent to which those who have indicated interest are already identified in your beneficial ownership table.

We wish to advise the Staff that the four stockholders that have indicated an intention to purchase units in the offering are NPIC Limited, The K2 Principal Fund L.P., Covalent Capital Partners Master Fund, L.P. and Halcyon Master Fund L.P., none of which are within the officer and director group. We have revised the disclosure on page 75 of the Registration Statement to identify these four stockholders as requested and to indicate in the footnotes to the table the extent to which those identified have indicated an intention to purchase as requested.

Exhibits

4.	Please tell us which exhibit governs Graubard Miller’s obligations and trust waiver previously included in exhibit 10.6.2 and similar agreements.

We have refiled Exhibits 10.6.1 through 10.6.8 to include the above-referenced provisions.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Eric S. Rosenfeld